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                                                                    EXHIBIT 4.27

THIS EMPLOYMENT AGREEMENT made as of this 1st day of October, 2003.

B E T W E E N:

                  WASTE SERVICES, INC. ("THE COMPANY" OR "WSI"), a corporation incorporated pursuant to the laws of the State of Delaware and a wholly-owned subsidiary of CAPITAL ENVIRONMENTAL RESOURCE INC. ("CAPITAL") , an Ontario corporation having its head office at 1005 Skyview Drive, Suite 221, Burlington, ON L7P 5B1

- AND -

                  BRIAN GOEBEL, an individual having an address at, 5560 NE 26th Avenue, Ft. Lauderdale, FL 33308 (herein either called "GOEBEL" or the "EMPLOYEE")


         WHEREAS, the Company desires to employ Goebel and Goebel desires to enter into the Company's employ upon the terms and subject to the conditions set forth in this Agreement;

         AND WHEREAS, the Company and Capital carry on their business in Canada and the United States through a variety of subsidiaries (the "Affiliated Corporations");

         AND WHEREAS, Capital intends to effect a reorganization transaction (the "US Reorganization Transaction") pursuant to which Capital will become an indirect subsidiary of the Company;

          NOW THEREFORE IN CONSIDERATION of the Employee's employment by WSI, the mutual provisions contained herein, the compensation to be paid to the Employee either in the form of salary, other compensation or increases therein and for good and valuable consideration more particularly set out herein, the parties agree with each other as follows:

1.       EMPLOYMENT

         WSI hereby employs the Employee and the Employee hereby accepts employment upon the terms and conditions of this Agreement effective October 1, 2003; PROVIDED HOWEVER that as a condition to effectiveness of this Agreement, the Company and Employee shall have entered into an Indemnification Agreement substantially in the form of Exhibit A attached hereto.

2.       TERM OF EMPLOYMENT

         Unless sooner terminated pursuant to Section 5 of this Agreement, the period of Employee's employment under this Agreement (the "Term") shall


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         be a period of two (2) years beginning on the date hereof; provided that, beginning on the first anniversary hereof, the Term shall be for a continuous period of one (1) year, such that on any given date thereafter, the Term shall always be one (1) year from the date in question.

3.       DUTIES AND RESPONSIBILITIES

         (a) The Employee shall have the title of Vice President, Chief Accounting Officer and Corporate Controller and shall report to the Executive Vice President, Chief Financial Officer of Capital and WSI, or his designee, and shall perform such duties, assume such responsibilities and devote such time, attention and energy to the business of Capital, WSI and the Affiliated Corporations as the Company shall reasonably require; PROVIDED HOWEVER that the Employee shall have such responsibility and authority as is normally conferred upon such officer.

         (b) The Employee shall not, during the Term, be engaged in any other activities if such activities interfere materially with the Employee's duties and responsibilities for WSI, Capital and the Affiliated Corporations. Employee agrees to act at all times in the best interests of the Company and Capital and to take no action or make any statement, oral or written, which could reasonably be expected by Employee to injure the Company or Capital's business, financial condition, results of operations, prospects, interests or reputation.

         (c) Employee shall (i) comply with all applicable laws, rules and regulations, and all requirements of all applicable regulatory, self-regulatory, and administrative bodies; (ii) comply with the Company and/or Capital's rules, procedures, policies, requirements, and directions, including without limitation all applicable codes of corporate conduct or ethics and all policies regarding trading in the Company or Capital's common stock (provided that in the event of any conflict between the policies, etc. of the Company and Capital, the policies, etc. of Capital shall govern until the US Reorganization Transaction and thereafter the policies of the Company shall govern); and (iii) not engage in any other business or employment without the written consent of the Company except as otherwise specifically provided herein.

4.       COMPENSATION

         For all services rendered by the Employee under this Agreement, WSI agrees to compensate the Employee during his employment, as follows:

         (a) BASE SALARY. Employee's base salary shall be US $195,000.00 per annum or such higher rate as may be determined from time to time by the Executive Vice-President, Chief Financial Officer, payable on a periodic basis consistent with WSI's payroll procedures (such amount, as increased from time to time hereunder, the "Base Salary"). Such Base Salary shall be paid on the Company's regular pay days in accordance with the Company's standard payroll practice, subject only to such


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                  payroll and withholding deductions as may be required by law and other deductions applied generally to employees of the Company for insurance and other employee benefit plans. For all purposes under this Agreement, Employee's Base Salary shall include any amount which is deferred under any nonqualified plan or arrangement of the Company.

         (b) OTHER COMPENSATION. The Employee shall be entitled and/or eligible to receive the following additional compensation:

                  (i) ONE-TIME PAYMENT. The Company shall pay the Employee a one-time signing bonus of US$30,000.00, less all applicable withholding taxes, within 30 days of October 1, 2003.

                  (ii) ANNUAL CASH PERFORMANCE BONUS. In addition to Base Salary, Employee shall be eligible for an annual cash bonus for each fiscal year of the Company during the Term. Employee's target annual cash bonus will be equal to 60% of his Base Salary in effect at the beginning of the relevant fiscal year (the "Annual Bonus"). The amount of the Annual Bonus shall be determined by the Executive Vice-President, Chief Financial Officer, based upon satisfaction of annual performance objectives as fixed from time to time by the Executive Vice-President, Chief Financial Employee's Annual Bonus shall include any amount which is deferred under any nonqualified plan or arrangement of the Company.

                  (iii) BENEFIT PLANS. Employee and his dependants shall be eligible to participate in and receive benefits under standard group insurance benefits made available to other similarly situated employees of the Company, and such other benefits as may become available from time to time. Such benefits will include dental, medical and vision benefit plans and may include, without limitation, life insurance plans, short-term and long-term disability plans, accidental death insurance plans, travel accident insurance plans, savings and retirement plans and pension plans (all such benefits, the "Benefit Plans"). Employee agrees to submit to a physical examination from time to time as requested by the Company to facilitate Employee's participation in one or more Benefit Plans. The Company may terminate or reduce benefits under any Benefit Plans to the extent such reductions apply uniformly to all full-time, similarly situated employees, and Employee's benefits shall be reduced or terminated accordingly. The Company's obligations under this section 3 (b) (iii) are expressly conditioned on Employee and his family dependents taking all reasonable actions (including but not limited to enrolling in all health and welfare benefit programs, plans and arrangements which are from time to time available to similarly situated Officer. For all purposes under this Agreement,


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                           employees of the Company as and when Employee and his
                           family dependents become eligible to participate in such programs, plans and arrangements) and providing all information as the Company may reasonably request and is necessary for the Company to fulfill such obligations.

                  (iv) CAR. WSI shall provide the Employee with a leased vehicle (or equivalent car allowance) commensurate with his position.

                  (v) VACATION. In addition to usual statutory holidays recognized by the Company, Employee shall be entitled to four (4) weeks of paid vacation in each fiscal year, to be taken at such times as mutually agreed between the Employee and the person to whom Employee reports. Vacation may only be taken within the year of entitlement and may not be accumulated from year to year unless otherwise mutually agreed.

         (c) EXPENSES. Employee shall be reimbursed for all expenses reasonably and actually incurred in the performance of his duties, subject to submission of appropriate documentation in accordance with the Company's expense reimbursement policy in effect from time to time.

         (d) MOVING COSTS. The Company shall reimburse Employee for actual and reasonable out-of-pocket costs incurred in Employee's move of his household goods from his current residence to the Scottsdale, Arizona area. The Company shall also pay Employee an additional payment (the "Gross-Up Payment") in an amount which, when combined with the reimbursement payments retained by Employee after giving effect to the application of federal and state income taxes on the reimbursement amount, will result in receipt by Employee of a Gross-Up Payment equal to the amount of federal and state income taxes imposed on the reimbursements. If within one (1) year after the date hereof Employee's employment is terminated by the Company without cause, the Company shall also reimburse Employee for actual and reasonable out-of-pocket costs incurred in Employee's move of his household goods from the Scottsdale, Arizona area back to the area of his current residence, and shall also make a Gross-Up Payment with respect to any such reimbursement.

5.       TERMINATION OF EMPLOYMENT

         Employee's employment under this Agreement may be terminated under any of the circumstances set forth in this Section 5. Upon termination, Employee (or his beneficiaries or estate, as the case may be) shall be entitled to receive the compensation and benefits described under
         Section 6 below.

         (a) DEATH. Employee's employment hereunder shall terminate automatically upon Employee's death.

         (b) TOTAL DISABILITY. The Company may terminate Employee's employment hereunder, by written notice to Employee delivered in accordance with Section 15 hereof, upon a determination pursuant to this section 5 (b) that the Employee is "Totally Disabled". For purposes of this Agreement, Employee shall be "Totally Disabled" if Employee is physically or mentally incapacitated so as to render Employee incapable of performing his usual and customary duties under this Agreement for a continuous period of one hundred and eighty (180) days or an aggregate total of one hundred and eighty days (180) days in


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                  any calendar year. Employee's receipt of disability benefits under the Company's long-term disability plan or receipt of other disability benefits shall be deemed conclusive evidence of Totally Disabled for the purposes of this Agreement; PROVIDED HOWEVER, in the absence of Employee's receipt of such long-term disability benefits or other disability benefits, the Company may, in its reasonable discretion (but based upon appropriate medical evidence) determine that Employee is Totally Disabled.

         (c) TERMINATION BY THE COMPANY FOR CAUSE. Employee's employment hereunder may be terminated by the Company for "Cause". For purposes of this Agreement, the term "Cause" shall mean any of the following: (A) conviction of a crime (including conviction on a nolo contendre plea) involving the commission by Employee of a felony or of a misdemeanor involving, in the good faith judgment of the Board of Directors, fraud, dishonesty or moral turpitude; (B) Employee's deliberate and continual refusal to perform the duties and responsibilities assigned to Employee under this Agreement (other than as a result of vacation permitted under this Agreement, sickness, illness or injury);
                  (C) fraud or embezzlement by Employee, determined in accordance with the Company's normal, internal investigative procedures consistently applied; (D) gross misconduct or gross negligence by Employee in connection with the business of the Company or an Affiliated Corporation (as defined herein) unless Employee reasonably believed, in good faith, that his acts or omissions were in or not opposed to the best interests of the Company (without intent of Employee to gain therefrom, directly or indirectly, a profit to which he was not legally entitled); or (E) any material breach by Employee of any of the provisions of Section 8 of this Agreement or of any provisions of the Confidentiality and Proprietary Information Agreement (as defined herein). The Company shall provide the Employee with written notice setting forth in reasonable detail the facts and circumstances deemed to provide the basis for termination of the Employee's employment for Cause at the time of such termination.

         (d) TERMINATION BY THE COMPANY WITHOUT CAUSE. At any time during the Term, the Company may terminate Employee's employment hereunder without Cause by written notice to Employee delivered in accordance with Section 15 hereof. For purposes of this Agreement, Employee's employment shall be deemed to have been terminated "Without Cause" if Employee is terminated by the Company for any reason other than Death pursuant to
                  Section 5 (a), Total Disability pursuant to Section 5 (b) or Cause pursuant to Section 5 (c).

         (e) VOLUNTARY TERMINATION BY EMPLOYEE. Employee may terminate his employment hereunder at any time during the Term after providing not less than thirty (30) days' written notice to the Company delivered in accordance with Section 15 hereof.

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         (f)      TERMINATION BY EMPLOYEE FOR GOOD REASON. Employee may
                  terminate his employment hereunder for Good Reason after delivery by Employee of written notice to the Company in accordance with Section 15 hereof within sixty (60) days after the occurrence of a Good Reason Event (as hereinafter defined). For purposes of this Agreement, "Good Reason" means the occurrence of any of the following events (each a "Good Reason Event") without written consent during the Term:

                  (i) A change in Employee's responsibilities or titles or any other action by the Company which represents a material diminution of Employee's position, status or authority, except in connection with or as a result of the termination of Employee's employment pursuant to any provision of this Section 5 (a "Dimunition"); PROVIDED, HOWEVER that such Dimunition shall not constitute "Good Reason" or a "Good Reason Event" if the Company remedies such Dimunition within ten (10) business days after delivery by Employee of written notice to the Company in accordance with Section 15 hereof specifying in reasonable detail the facts and circumstances believed by Employee to constitute such Dimunition.

                  (ii)     A reduction by the Company in Employee's Base Salary.

                  (iii) A material breach by the Company of Section 4(b)(ii) or (iii) hereof; PROVIDED, however that such a breach shall not constitute "Good Reason" or a "Good Reason Event" if the Company remedies such breach within ten
                           (10) business days after delivery by Employee of written notice to the Company in accordance with
                           Section 15 hereof specifying in reasonable detail the facts and circumstances believed by Employee to constitute a material breach of Section 4(b)(ii) or
                           (iii).

                  (iv) A change of Employee's principal place of employment to a location outside the Phoenix/Scottsdale metropolitan area.

                  (v) The failure by the Company to pay Employee any material amount of his Base Salary, or any material amount of other compensation, that is due and payable under this Agreement within ten (10) business days after Employee makes written demand for such amount.

                  (vi) The failure by the Company to enter into a written agreement with any entity that purchases all or substantially all of the assets of the Company or any entity into which the Company is merged (each a


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                           "Successor") pursuant to which such Successor agrees
                           to assume all of the obligations of the Company under this Agreement at and effective as of the closing of such sale of assets or merger.


6.       COMPENSATION AND BENEFITS FOLLOWING TERMINATION OF EMPLOYMENT.

         If Employee's employment is terminated, Employee shall be entitled to the following compensation and benefits:

         (a) COMPENSATION AND BENEFITS PAYABLE FOLLOWING TERMINATION FOR ANY REASON. The following compensation shall be payable upon termination of Employee's employment under this Agreement for any reason:

                  (i) Employee or his beneficiaries or estate shall be entitled to receive, within fourteen (14) days after the effective date of termination, any accrued but unpaid Base Salary for services rendered by Employee to the Company prior to the date of termination, any accrued but unpaid expenses required to be reimbursed under this Agreement, and cash compensation (at a rate per day equal to Base Salary divided by the number of business days in the relevant year) for any accrued Vacation Time that remained unused by the Employee at the time of termination; and

                  (ii) Any earned benefits to which Employee (or his beneficiaries or estate) may be entitled pursuant to the Benefit Plans shall be determined and paid in accordance with the terms of such plans, policies and arrangements. In the case of compensation previously deferred by Employee, all amounts previously deferred and not yet paid by the Company shall be paid to Employee within fourteen (14) days after the effective date of termination unless such payment is inconsistent with the terms of any payment election made by Employee with respect to such deferred compensation.

         (b) TERMINATION ON DEATH. If Employee's employment is terminated by reason of Employee's death, pursuant to Section 5(a) hereof, the Company shall pay the Employee's estate or beneficiaries the following compensation and benefits in addition to the compensation and benefits provided pursuant to
                  Section 6(a) above.

                  (i) Employee shall be entitled to be paid his Base Salary at the rate in effect immediately prior to the effective date of termination on the Company's regular pay days for a period equal to the remainder of the Term from the effective date of termination as if employment had continued until the end of such period; and

                  (ii) Employee's dependents shall be entitled to continue to receive medical, dental and vision insurance


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                           coverage at least equal in type and amount to that
                           made available to similarly situated employees of the Company immediately prior to the effective date of termination for a period equal to the remainder of the Term from the effective date of termination, or until Employee's dependents become eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company) whichever occurs first. If participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Employee would have been entitled to receive under such plan, program or arrangement for such period.

                  (iii) All of the Employees then outstanding options to purchase common shares of Capital or the Company, as the case may be, shall be vested and exercisable in accordance with the terms of the Company or Capital's Employee Stock Option Plan pursuant to which such options were granted.

         (c) TERMINATION ON TOTAL DISABILITY. If Employee's employment is terminated by reason of Employee's Total Disability, pursuant to Section 5(b) hereof, the Company shall pay the Employee the following compensation and benefits in addition to the compensation and benefits provided pursuant to Section 6(a) above.

                  (i) Subject to Section 6(c)(ii) below, Employee shall be entitled to be paid his Base Salary at the rate in effect immediately prior to the effective date of termination on the Company's regular pay days for a period equal to the remainder of the Term from the effective date of termination as if employment had continued until the end of such period; and

                  (ii)     Whenever compensation is payable to Employee under
                           Section 6(c)(i) during a period in which he is partially or totally disabled, and such disability would (except for the provisions hereof) entitle Employee to disability income or salary continuation payments from the Company according to the terms of any plan or program presently maintained or hereafter established by the Company, the disability income or salary continuation paid to Employee pursuant to any such plan or program shall be considered a portion of the payments required to be made to Employee pursuant to this Section 6(c) and shall not be in addition thereto. If disability income is payable directly to Employee by an insurance company under the terms of an insurance policy paid for by the Company, the amounts paid to Employee by such insurance company shall be considered a portion of the payment to be made to Employee pursuant to this Section 6(c) and shall not be in addition thereto.

                  (iii) Employee and his dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to similarly situated


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                           employees of the Company immediately prior to the
                           effective date of termination for a period equal to the remainder of the Term from the effective date of termination, or until Employee becomes eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company) whichever occurs first. If participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Employee would have been entitled to receive under such plan, program or arrangement for such period.

                  (iv) All of the Employees then outstanding options to purchase common shares of Capital or the Company, as the case may be, shall be vested and exercisable in accordance with the terms of the Company or Capital's Employee Stock Option Plan pursuant to which such options were granted.

         (d) TERMINATION FOR CAUSE. If Employee's employment is terminated by the Company for Cause pursuant to Section 5(c) hereof, the Company shall not be obligated to make any payments to Employee under this Agreement following the date of termination, other than the compensation and benefits described in Section 6(a) above.

         (e) VOLUNTARY TERMINATION BY EMPLOYEE. If Employee terminates his employment pursuant to Section 5(e) hereof, the Company shall not be obligated to make any payments to Employee under this Agreement following the date of termination, other than the compensation and benefits described in Section 6(a) above.

         (f) TERMINATION BY THE COMPANY WITHOUT CAUSE OR BY THE EMPLOYEE FOR GOOD REASON. If Employee's employment is terminated by the Company without Cause pursuant to Section 5(c) hereof or by Employee for Good Reason pursuant to Section 5(f) hereof, the Company shall pay Employee the following compensation and benefits in addition to the compensation and benefits provided pursuant to Section 6(a) above:

                  (i) Employee shall be entitled to be paid his Base Salary at the rate in effect immediately prior to the effective date of termination on the Company's regular pay days for a period equal to twelve (12) months. Such payments shall be made from the effective date of termination as if employment had continued until the end of such period; and

                  (ii) Employee and his dependents shall be entitled to continue to receive medical, dental and vision insurance coverage at least equal in type and amount to that made available to similarly situated employees of the Company immediately prior to the

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                           effective date of termination for a period equal to
                           the remainder of the Term from the effective date of termination, or until Employee becomes eligible for employer-provided health insurance benefits from any other person or business entity (whether or not those health insurance benefits are comparable to the health insurance benefits provided by the Company) whichever occurs first. If participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Employee would have been entitled to receive under such plan, program or arrangement for such period.

                  (iii) All of the Employees then outstanding options to purchase common shares of Capital or the Company, as the case may be, shall be vested and exercisable in accordance with the terms of the Company or Capital's Employee Stock Option Plan pursuant to which such options were granted.

         (g) NO OTHER BENEFITS OR COMPENSATION. Except as may be provided under this Agreement or under the terms of any Benefit Plans then in effect and applicable to the Employee on the effective date of termination, Employee shall have no right to receive any other compensation, or to participate in any other plan, arrangement or benefit after such termination and all other obligations of the Company and rights of Employee under this Agreement shall terminate effective as of the effective date of termination.

7.       RESTRICTED COVENANTS

         (a) COMPETITIVE ACTIVITY. Employee covenants and agrees that at all times during Employee's employment with the Company, and during the Non-Compete Period (as defined below), Employee will not, acting alone or in conjunction with others, without the prior written consent of the Company, directly or indirectly, engage or participate in, assist, render services to or for, or have any active interest or involvement in, whether as an employee, principal, agent, consultant, creditor, lender, advisor, employer, officer, director, stockholder (excluding holdings by Employee of up to 3% of the voting stock of any corporation subject to the periodic reporting requirements of the Exchange Act), partner, proprietor or in any other individual or representative capacity in or with, any person, entity or business which competes, directly or indirectly, with the Company, Capital or any Affiliated Corporation in any of the business areas or territories in which the Company, Capital or any Affiliate conducts business during the Term or the Non-Compete Period, as the case may be.

         (b) NON-SOLICITATION. Employee covenants and agrees that at all times during Employee's employment with the Company, and during the Non-Compete Period, Employee will not, without the prior written consent of the Company, directly or indirectly
                  (i) induce, solicit or entice any customer of the Company, any customer of Capitals or any customer of any Affiliated Corporation to patronize any person, business or entity which competes, directly or indirectly, with the Company, Capital or such Affiliated Corporation in any of the business areas or territories in which the Company, Capital or such Affiliated Corporation conducts business during the Term or the Non-Compete Period, as the case may be; (ii) canvass, solicit or accept any business from any customer of the Company, any customer of Capital or any customer of any Affiliated Corporation (other than in connection with the performance by Employee of his duties and responsibilities for the Company in accordance with this Agreement); (iii) request or advise any customer of the Company, or any customer of Capital or any customer of any Affiliated Corporation to withdraw, curtail or cancel such customer's business with the Company, Capital or such Affiliated Corporation; (iv) contact, communicate with or solicit any acquisition prospect of the Company, or any acquisition prospect of Capital or any acquisition prospect of any Affiliated Corporation (other than in connection with the performance by Employee of his duties for the Company in accordance with this Agreement); (v) disclose to any other person, entity or business the names or addresses of any customer or acquisition prospect of the Company, or any customer or acquisition prospect of Capital, or any customer or acquisition prospect of any Affiliated Corporation (other than as required in connection with the performance by Employee of his duties for the Company in accordance with this Agreement); (vi) cause, solicit, entice or induce any present or future employee of the Company, or any present or future employee of Capital, or any present or future employee of any Affiliated Corporation to leave the employ of the Company, Capital or such Affiliated Corporation, or to accept employment with, or compensation from Employee or any person, entity or business (other than the Company, Capital or any Affiliated Corporation) with which Employee is affiliated or by whom Employee is employed; or (vii) use any customer lists or customer leads, mail, telephone numbers, printed material or other information obtained from the Company, Capital or any Affiliated Corporation or any employee of any of the foregoing (other than in connection with the performance by Employee of his duties for the Company in accordance with this Agreement).

         (c)      NON-DISPARGEMENT.

                  (i) Employee covenants and agrees that Employee shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity, reputation or goodwill of the Company, or Capital or any Affiliated Corporation or any member of management of the Company, Capital or any Affiliated Corporation.

                  (ii) The Company, Capital and the Affiliated Corporations covenant and agree that they shall not engage in any pattern of conduct that involves the making or publishing of written or oral statements or remarks (including, without limitation, the repetition or distribution of derogatory rumors, allegations, negative reports or comments) which are disparaging, deleterious or damaging to the integrity or reputation of Employee.

         (d) PROTECTED INFORMATION. Employee recognizes and acknowledges that Employee has had and will continue to have access to various confidential and proprietary information concerning the Company, Capital and the Affiliated Corporations which is of a special and unique value. As a condition to commencement of Employee's employment hereunder, Employee shall execute a Confidentiality and Proprietary Rights Agreement in substantially the form of Exhibit B attached hereto (the "Confidentiality and Proprietary Rights Agreement"). Any breach by Employee of the Confidentiality and Proprietary Rights Agreement shall be considered a breach of this Agreement.

         (e) NON-COMPETE PERIOD. For purposes of this Agreement, the term "Non-Compete Period" shall have the following meanings:

                  (i) In the event (A) Employee's employment hereunder is terminated by the Company without Cause pursuant to
                           Section 5(d), the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the last date on which Employee receives cash compensation pursuant to Section 6(f) above.

                  (ii) In the event Employee's employment hereunder is terminated by the Company with Cause pursuant to
                           Section 5(c), or by Employee voluntarily pursuant to
                           Section 5(e), the Non-Compete Period shall mean the period beginning on the effective date of termination and ending on the first anniversary of the effective date of termination.

                  (iii) In the event Employee's employment hereunder is terminated by the Company upon Death of Employee pursuant to Section 5(a) or Total Disability of Employee pursuant to Section 5(b), there shall be no Non-Compete Period.

8.       ENFORCEMENT OF COVENANTS.

         (a) TERMINATION OF EMPLOYMENT AND FORFEITURE OF COMPENSATION. Notwithstanding anything in this Agreement to the contrary, in the event that the Company determines in its good faith judgment that Employee has violated Sections 7(a) or 7(b) hereof, the Company shall have the right to suspend or terminate any or all remaining payments or benefits payable pursuant to Section 6 of this Agreement. Such suspension or termination of benefits shall be in addition to and shall not limit any and all other rights and remedies that the Company may have against Employee.

         (b) RIGHT TO INJUNCTION. Employee acknowledges that a breach of the covenants set forth in Section 7 hereof will cause irreparable damage to the Company with respect to which the Company's remedy at law for damages will be inadequate. Therefore, in the event of a breach of the covenants set forth in Section 7 by Employee or if the Company has reasonable grounds to believe that a breach by Employee of the covenants set forth in Section 7 is imminent, Employee and the Company agree that the Company shall be entitled to the following particular forms of relief, in addition to remedies otherwise available to it at law or in equity; (i) injunctions, both preliminary and permanent, enjoining or restraining such breach or anticipatory breach and

                  Employee hereby consents to the issuance thereof forthwith and without bond by any court of competent jurisdiction; and (ii) recovery of all reasonable sums expended and costs, including reasonable attorney's fees, incurred by the Company to enforce the covenants set forth in Section 7. If participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Employee would have been entitled to receive under such plan, program or arrangement for such period.

         (c) SEPARABILITY OF COVENANTS. The covenants contained in Section 7 hereof constitute a series of separate covenants, one for each applicable State in the United States and the District of Columbia, and one for each province and Territory in Canada. If in any judicial proceeding, a court shall hold that any of the covenants set forth in Section 7 exceed the time, geographic, or occupational limitations permitted by applicable laws, Employee and the Company agree that such provisions shall and are hereby reformed to the maximum time, geographic, or occupational limitations permitted by such laws. Further, in the event a court shall hold unenforceable any of the separate covenants deemed included herein, then such unenforceable covenant or covenants shall be deemed eliminated from the provisions of this Agreement for the purpose of such proceeding to the extent necessary to permit the remaining separate covenants to be enforced in such proceeding. Employee and the Company further agree that the covenants in Section 7 shall each be construed as a separate agreement independent of any other provisions of this Agreement, and the existence of any claim or cause of action by Employee against the Company, whether predicated on this Agreement or otherwise, shall not constitute a defense to the enforcement by the Company of any of the covenants of Section
                  7. If participation in any such plan, program or arrangement of the Company is prohibited, the Company will arrange to provide benefits substantially similar to those benefits which Employee would have been entitled to receive under such plan, program or arrangement for such period.

9.       ATTORNEY'S FEES.

         If any legal action is filed by either party to enforce or interpret any of the provisions of this Agreement, the losing party shall pay to the prevailing party, in addition to any other amounts awarded in the action, all reasonable attorney's fees and other fees and costs incurred by the prevailing party in connection with such legal action, the amount of which shall be fixed by the court hearing such action and made a part of any judgment rendered.

10.      WITHHOLDING OF TAXES.

         The Company may withhold all applicable taxes from any compensation and benefits payable under this Agreement.

11.      ENTIRE AGREEMENT

         The Employee acknowledges receipt of a copy of this Agreement (together with any attachments hereto), which has been executed in duplicate and agrees that it is the entire Agreement with WSI and supersedes any and all previous oral or written agreements or representations respecting or relating in any way to the Employee's employment including but not limited to its terms and conditions. It is further agreed that this Agreement can only be amended by an agreement in writing signed by both the Employee and an officer of WSI.

12.      GOVERNING LAW: JURISDICTION

         This Agreement shall be governed by and construed in accordance with the internal substantive laws of the State of Delaware, without giving effect to the conflict of law principles thereof. The parties agree that all disputes, legal actions, suits and proceedings arising out of or relating to this Agreement or Employee's employment with the Company must be brought exclusively in a federal district court or state court located in Maricopa County, Arizona. Each party hereby irrevocably consents and submits to the exclusive jurisdiction of such courts. No. legal action, suit or proceeding with respect to this Agreement or Employee's employment with the Company may be brought in any other forum. Each party hereby irrevocably waives all claims of immunity from jurisdiction and any right to object on the basis that any dispute, action, suite or proceeding brought in any such court has been brought in an improper or inconvenient forum or venue.

13.      ASSIGNMENT

         The Employee acknowledges that WSI may assign this Agreement to Capital or any of the Affiliated Corporations, to any corporation with which they are merged or amalgamated, or to any third party acquiring all or part of any of the businesses of WSI or Capital provided that the Company shall require any Successor (whether by purchase of all or substantially all of the assets of the Company or by merger of the Company into another entity) to assume and agree to perform this Agreement in the same manner and to the same extent that the Company would have been required to perform if no such succession had taken place. Upon any such assignment, all references herein to the Company shall be deemed to refer to such assignee.

14.      OPPORTUNITY TO SEEK INDEPENDENT ADVICE

         The Employee recognizes that this Agreement is an important document that affects his legal rights. For this reason, Employee may wish to seek independent legal advice before accepting the terms stated herein. The Employee acknowledges that he has had an opportunity to seek such independent legal advice. The Employee acknowledges that he has read and understands the provisions contained herein and acknowledges receipt of a copy of this Agreement.

15.      NOTICES.

         Any notice, consent, request or other communication made or given in connection with this Agreement shall be in writing and shall be deemed to have been duly given if delivered personally, mailed by registered or certified mail (return receipt requested), or by confirmed facsimile to those listed below at their following respective addresses or at such other address as each may specify by notice to the others:

         To the Company or Capital:

                  1005 Skyview Drive, Suite 221
                  Burlington, Ontario
                  L7P 5B1
                  Attention:  General Counsel

         with a copy to:

                  To Employee:  At the address for Employee set forth on
                                page 1 above.

16.      MISCELLANEOUS.

         (a) WAIVER. The failure of a party to insist upon strict adherence to any term of this Agreement on any occasion shall not be considered a waiver thereof or deprive that party of the right thereafter to insist upon strict adherence to that term or any other term of this Agreement. The waiver by any party hereto of a breach of any provision of this Agreement shall neither operate nor be construed as a general waiver or as a specific waiver of any subsequent breach by any party, unless otherwise expressly provided in such waiver.

         (b) SEPARABILITY. Subject to Section 8 hereof, if any term or provision of this Agreement or application thereof to anyone or under any circumstances shall be determined to be invalid, illegal or unenforceable by any court of competent jurisdiction and cannot be modified to be enforceable, such term or provision shall immediately become null and void, leaving the remainder of this Agreement in full force and effect.

         (c) HEADINGS. Section headings are used herein for convenience of reference only and shall not affect the meaning of any provision of this Agreement.

         (d) RULES OF CONSTRUCTION. Whenever the context so requires, the use of the singular shall be deemed to include the plural and vice versa.

         (e) COUNTERPARTS. This Agreement may be executed in any number of counterparts, each of which so executed shall be deemed to be an original, and such counterparts will together constitute but one Agreement.

         (f) COOPERATION. Following termination of employment for any reason, Employee agrees that he will cooperate fully with the Company and its counsel with respect to any matter (including, without limitation, litigation or governmental proceedings) with which Employee was involved during his Term of employment with the Company. Employee will be available to perform such services on a reasonable basis to the extent requested by the Company. The Company agrees to cooperate with Employee in scheduling such services to minimize disruption of any new employment relationship which Employee may have commenced. Subject to the foregoing sentence, Employee shall render such cooperation in a timely manner or reasonable notice from the Company, and agrees to travel as reasonably requested by the Company in connection with performing such services. The Company will reimburse Employee reasonable out-of-pocket expenses incurred in connection with providing such services in accordance with the Company's policies as in effect from time to time.

         (g) RELEASE. Notwithstanding anything herein to the contrary, the Company shall not be required to make any of the payments, or provide any of the benefits, to the Employee pursuant to
                  Section 6 hereof unless and until Employee executes and delivers a release of all claims arising out of Employee's employment or termination through the date of the release, but excluding claims for indemnification from the Company under the Indemnification Agreement attached hereto as Exhibit A, which release shall be in a form satisfactory to the Company in its sole discretion.

         (h) SURVIVAL. Notwithstanding anything in this Agreement to the contrary, the provisions of Sections 7, 8, 9, 10, 12, 15 and 16 shall survive any termination of Employee's employment in accordance with their respective terms.

17.      GUARANTEE.

         Capital hereby guarantees the performance by the Company of the Company's obligations under this Agreement; PROVIDED, HOWEVER, that this guarantee shall terminate and be of no further force or effect upon consummation of the U.S. Reorganization Transaction.

IN WITNESS WHEREOF the parties have executed this Agreement as of the date set forth above.

WASTE SERVICES, INC.


/s/ Ronald L. Rubin
-------------------------------------------------
RONALD L. RUBIN
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER

CAPITAL ENVIRONMENTAL RESOURCE INC.


/s/ Ronald L. Rubin
-------------------------------------------------
RONALD L. RUBIN
EXECUTIVE VICE PRESIDENT, CHIEF FINANCIAL OFFICER


/s/ Brian Goebel
-------------------------------------------------
BRIAN GOEBEL